EXHIBIT 99

TXU ENERGY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended March 31, 2007
(millions of dollars)
Operating revenues	$9,107

Costs and expenses:
Fuel, purchased power costs and delivery fees	4,062
Operating costs	610
Depreciation and amortization	328
Selling, general and administrative expenses	549
Franchise and revenue-based taxes	125
Other income	(35)
Other deductions	215
Interest income	(248)
Interest expense and related charges	365

Total costs and expenses	5,971

Income before income taxes	3,136

Income tax expense	1,080

Net income	$2,056